

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 29, 2008

Via U.S. mail and facsimile

T. Paul Bulmahn
Chairman, Chief Executive Officer and President
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, TX 77027

>   **Re: ATP Oil & Gas Corporation**
>   **Form 10-K**
>   **Filed March 7, 2008**
>   **File No. 001-32647**
>   **Schedule 14A**
>   **Filed April 28, 2008**
>   **File No. 001-32647**

Dear Mr. Bulmahn:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	In future periodic reports, please correct the Commission File Number indicated on the cover to be 001-32647.

Form 10-K filed March 7, 2008

Controls and Procedures, page 47

2.	Please revise to describe the events surrounding the determination of the material weakness in your internal control over financial reporting, including who identified the weakness and when the weakness first began. Include dates of corrective actions and any associated material costs.

3.	You state that "Other than with respect to the identification of this weakness in internal control procedures, there was no change in our internal control over financial reporting during the quarter and year ended December 31, 2007 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." In the sentence immediately preceding this one, it appears that you describe changes that involve more than merely identification of the weakness. Please advise. In addition, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

4.	In your Form 10-Q filed May 12, 2008, you state that "As noted above, during the three months ended March 31, 2008, there have been changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting." Above this statement, you only disclose that you "have taken appropriate steps to ensure that the process and key controls over these accounts operate as designed in order to maintain effective detective and monitoring controls over these accounts for the first quarter of 2008 and on a prospective basis." Expand your discussion to discuss the specific steps taken and any associated material costs.

Schedule 14A filed April 28, 2008

5.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, pages 13 through 18

Overview, page 13

6.   You mention perquisites as an element of your executive compensation program, but there is no further discussion in the Compensation Discussion and Analysis or elsewhere in the executive compensation disclosure as to what the perquisites are, and there is no disclosure as to any amounts of perquisites received by the named executive officers. Please tell us what the perquisites are, and please review whether the perquisites received by named executive officers require disclosure pursuant to Item 402(c)(ix) of Regulation S-K, and include any required disclosure in future filings.

Compensation Committee Composition and Duties, pages 13 to 14

7.   You state that the Compensation Committee reviews the compensation package of the President and recommends his compensation package to the Board for approval. Your disclosure, however, does not discuss the role of the President in discussions concerning the President's compensation. For example, does he meet with the compensation consultant to discuss his compensation package? Does he attend Compensation Committee meetings? Does he participate in Compensation Committee discussions concerning his compensation? Does he participate in the portion of the Board meetings in which the Compensation Committee recommends his compensation package to the Board? Does he recuse himself from the Board's deliberations and vote with regard to the approval of his compensation package? Please describe in greater detail the involvement of the President and the other named executive officers in the compensation process.

Executive Compensation Decision Factors, pages 14 to 16

8.   You discuss a benchmarking process in which the Compensation Committee, with the help of information prepared and presented by the compensation consultant, benchmarks the compensation of the named executive officers against peer group proxy data and published executive compensation surveys. You present information about how the named executive officers' compensation compares to "market reference points" at the 50th and 75th percentile. However, you present this information on an aggregated basis for all of the named executive officers, rather than presenting it officer by officer. Also, the information appears to be based on 2006 data with certain projected annual increases for 2007. Please present the discussion on an officer by officer basis instead of aggregating all of the named executive officers together. Please also add a discussion as to how the actual compensation paid for 2007 compares to the benchmarks.

Executive Compensation Components – Base Salary, page 16

9.   You state that adjustments to base salaries for your named executive officers are "made on an as-needed basis" and you state in general terms some of the considerations that are taken into account. However, your discussion does not explain what adjustments were made in 2007 for each named executive officer and the reasons for each individual adjustment. Please augment your discussion to address this issue.

Executive Compensation Components – Annual Bonus, page 16

10.   You discuss an ATP All-Employee Bonus Policy and an ATP Discretionary Bonus Policy, which you describe as providing cash incentive compensation to named executive officers (other than the President) and other employees. These items are not on the exhibit list of your Form 10-K filing. Please explain why they are not filed as exhibits; please refer to Item 601(b)(10)(iii) of Regulation S-K.

11.   You state on page 16 and page 20 that bonuses under the ATP All-Employee Bonus Policy for the named executive officers other than the President are determined periodically by the President based upon company performance, individual performance, the individual's years of service with the company, and relative base salary, with individual performance receiving the most significant weighting. You indicate on page 20 that a formula may be involved. However, you omit the formula, and you omit the company and individual performance goals or targets for the named executive officers. Please revise to disclose all qualitative and quantitative performance targets or goals established during 2007 and for 2008 under the ATP All-Employee Bonus Policy. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

        Provide similar disclosure with respect to all qualitative and quantitative performance targets or goals established with regard to the President's annual bonus during 2007 and for 2008.

12.   You state on page 16 and page 20 that bonuses under the ATP Discretionary
        Bonus Policy for named executive officers other than the President are awarded
        by the President to reward exemplary individual performance. You state on page
        20 that the bonus is discretionary in amount. Please explain why each named
        executive officer received the amount that he did.

Executive Compensation Components – Long-term Incentive Compensation, page 17

13.   You describe here and in the narrative discussion on pages 19 and 20, in general
        terms, the provisions that may apply to equity compensation awards under the
        2000 Stock Plan, but you do not describe the specific provisions that apply to the
        stock awards made to your named executive officers in 2007, such as the specific
        performance targets (if any) and vesting periods that apply to these awards. If
        there are any performance targets or goals that apply to the stock awards, please
        disclose all qualitative and quantitative performance targets or goals established
        for the stock awards. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b)
        of Regulation S-K.

Executive Compensation Components – "Home Sweet Home" Employee Challenge,
page 18

14.   You describe a "Home Sweet Home Employee Challenge," which appears to be a
        form of non-equity incentive plan, and you describe in detail the relevant time
        period for the Challenge and the performance goals that must be attained in order
        for awards to be made under the plan. However, you omit any discussion of the
        amounts of potential awards under the plan for the named executive officers.
        Please add this disclosure, and please also review the issue of whether disclosure
        about this plan should be included in the "Grants of Plan-Based Awards Table" in
        future filings. See Item 402(d) of Regulation S-K.

Summary Compensation Table, page 18

15.   You disclose amounts in the "Bonus" column for 2007 and 2006 and in the "Non-
        Equity Incentive Plan Compensation" column for 2006. You explain that the
        2006 amounts in the "Non-Equity Incentive Plan Compensation" column relate to
        the value of a Volvo S60 awarded due to achievement of company targets during
        the period from January 1, 2005 through March 31, 2006, and you describe in
        detail the targets that were achieved. However, with regard to other 2007 and
        2006 amounts, please review the issue of whether these amounts belong in the
        "Bonus" column or the "Non-Equity Incentive Plan Compensation" column.
        Please refer to the definitions of "plan," "incentive plan" and "non-equity
        incentive plan" in Item 402(a)(6) of Regulation S-K to determine whether the

ATP All-Employee Bonus Plan is a non-equity incentive plan. Also, please identify in footnotes which portion of the amount for each named executive officer relates to the ATP All-Employee Bonus Policy and which portion relates to the ATP Discretionary Bonus Policy.

Potential Payments upon Termination or Change in Control

16. With regard to the table entitled "Potential Payments Upon Termination or a Change of Control," it is not clear whether this table includes all of the amounts that would have been payable upon a change in control or a termination without cause or for good reason, or only some of the amounts. For example, with regard to the President, the amount of $6,825,802 appears in the column entitled "Change in Control Lump Sum Payment," the amount of $604,159 appears in the column entitled "Termination Without Cause or for Good Reason Lump Sum Payment," and the amount of $41,704 appears in the column entitled "Change in Control and Termination Without Cause or for Good Reason Benefits." Footnote (1) to the first two columns states as follows: "This payment would be based on annual base salary rates for each Named Executive Officer as of December 31, 2007 and assumes no bonus payments after December 31, 2007." However, in the narrative discussion above the table, you note that the President would have received accelerated vesting of restricted stock in the amount of $3,113,466 in the event of either a change in control or a termination without cause or for good reason. Also, you indicate that in the event of a change of control the President would be entitled to a tax gross-up of $293,831. And in the narrative discussion of the President's employment agreement you state that in the event of a change of control, in addition to a lump payment of 2.99 times his salary, he would be entitled to a pro rata incentive compensation payment in accordance with his Employment Agreement. Do the amounts in the table include all of the amounts mentioned in the narrative? If not, what amounts are missing from the table? If any amounts are missing, please revise the table so that it gives investors a complete picture of the potential payments.

Engineering Comments

Form 10-K filed March 7, 2008

Our Business Strategy, page 5

17. You state that you added 280.8 BCFe in the last three years through acquisitions and that development costs for this same period were $1.688 billion. From this disclosure it appears that these development costs were utilized only to develop the acquired reserves of 280.8 BCFe. Please modify your disclosure as necessary to clarify.

Risk Factors, page 14

Our Gulf Coast properties are subject to rapid production declines, page 18

18.   You provide a general warning that production from your Gulf Coast properties
        will decline at a more rapid rate than properties in other regions. Please expand
        your disclosure to include the actual decline rates that you are experiencing in
        your developed deepwater fields or have estimated in your reserve report for your
        proved reserves in your undeveloped deepwater fields. The risk factors should
        include material information that is specific to you under Item 503(c) of
        Regulation S-K.

Commitments and Contingencies, page F-23

19.   You state that you acquire properties with little or no upfront costs, but with a
        commitment to make payments out of future production, if any. You appear to be
        describing a future production payment. If so, please tell us if you reduce, or are
        planning to reduce, your net production and reserves by the volumes you are
        delivering to the seller for payment of these obligations. If not, please tell us why
        not.

Presentation on ATP Oil & Gas Corporation's Website

20.   We note that in the C. K. Cooper Small Cap Oil & Gas Conference of February
        21, 2008, on slide 18, you state that by changing the development plan of the
        Telework Hub you increased the reserves by 28% even though production had not
        commenced. First, please tell us the wells that were drilled and the results you
        obtained to initially book proved reserves. Second, please provide us with the
        additional details that justify the 28% increase in undeveloped reserves prior to
        production starting.

21.   Please reconcile the increase in reserves reported for the Telework Hub, based on
        reported reserves in 2007 of 183 BCF on page 24 and the 135 BCF of reserves
        reported in your 2006 10-K on page 21 for the same property, indicating a 36%
        increase in proved reserves for this property, with the statement at the Cooper
        Small Cap Oil & Gas Conference that you increased reserves at the Telework Hub
        by 28%.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy at (202) 551-3703 if you have questions regarding engineering comments. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Murphy
    N. Gholson